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February 6, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010
Attn: Ms. Sonia Barros

Re:                             Rouse Properties, Inc.

Amendment No. 3 to Registration Statement on Form S-11

Filed February 6, 2012

File No. 333-177465

Dear Ms. Barros:

On behalf of our client, Rouse Properties, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-11 (the “Registration Statement”) of the Company (File No. 333-177465), together with certain exhibits thereto.

Set forth below in bold is the comment in the Staff’s letter of February 2, 2012.  Immediately following the Staff’s comment is the Company’s response to that comment.  Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

General

1.              Please note that the legal opinion from Richards, Layton & Finger, P.A. in relation to the rights must include an opinion that Rouse Properties, Inc. is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation. See our Staff Legal Bulletin No. 19 on Legality and Tax Opinions in Registered Offerings. Please provide a revised legal opinion.

Richards, Layton & Finger, P.A. has revised its legal opinion in relation to the rights offering to include an opinion that the Company is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation.  The Company has filed the revised legal opinion as Exhibit 5.2 to the Registration Statement.

In response to the Staff’s request, the Company has authorized the undersigned to acknowledge the following on the Company’s behalf:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as practicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8849.

Sincerely,

/s/ Heather Emmel

Heather Emmel